AMENDMENT

8/26/04

04016606

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STATES
CHANGE COMMISSION
, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 6 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-42994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNCAN CAPITAL, LLC / formerly Rockwood Inc

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

PROCESSED
SEP 1 0 2004
THOMSON
FINANCIAL

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley P. Wertheim

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ROCKWOOD, INC.
(A Wholly-Owned Subsidiary of Santal Holdings, LLC.)
(SEC I.D. No. 8-42994)

Statement of Financial Condition and Independent Auditors' Report as of March 31, 2004 and Supplemental Report on Internal Control

Filed in Accordance with SEC Rule 17a-5(e)(3) as a Public Document.

ROCKWOOD, INC.

FINANCIAL STATEMENTS

MARCH 31, 2004

CONTENTS

ROCKWOOD, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Current assets:		
Cash	$230,990	
Accounts receivable	20,000	
Prepaid expenses and other receivables	121,659	
Total current assets		$ 372,649
Fixed assets (net of depreciation of $6,641)		82,447
		$ 455,096

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses		$ 158,082
Commitment and contingency (Notes 1 and 3)		-
Stockholder's equity:		
Common stock, $1 par value – shares authorized 75,000; issued and outstanding 75,000	75,000	
Additional paid-in capital	342,501	
Accumulated deficit	(120,487)	
Total stockholder's equity		297,014
		$ 455,096

See notes to financial statements.

ROCKWOOD, INC.

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2004

Revenues		$1,646,715
Expenses:		
General and administrative	$ 800,885	
Staff compensation and benefits	597,470	
Professional and compliance	48,180	
Total expenses		1,446,535
Income before provision for federal income taxes		200,180
Provision for federal income tax		-
Net income		$ 200,180

See notes to financial statements.

ROCKWOOD, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2004

	Common Stock		Additional paid-in	Accumulated	
	Shares	Amounts	capital	deficit	Total
Balances, April 1, 2003	75,000	$75,000	$342,501	($320,667)	$ 96,834
Net income	-	-	-	200,180	200,180
Balances, March 31, 2004	75,000	$75,000	$342,501	($120,487)	$297,014

See notes to financial statements.

ROCKWOOD, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2004

Cash flows from operating activities:	
Net income	$ 200,180
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,165
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets and liabilities:	
(Increase) in accounts receivable	(20,000)
(Increase) in prepaid expenses and other receivables	(109,853)
Decrease in other investments	22,600
Increase in accounts payable and accrued expenses	46,982
Net cash provided by operating activities	146,074
Cash flows from investing activities:	
Addition to fixed assets	(87,659)
Net cash (used) by investing activities	(87,659)
Net increase in cash	58,415
Cash, beginning of year	172,575
Cash, end of year	$ 230,990
Supplemental data:	
Cash paid for interest	-
Cash paid for taxes	-

See notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Depreciation

The Company's fixed assets consists primarily of office furniture and equipment. Depreciation is computed by using the straight line method over the estimated useful lives of the assets as follows:

Furniture & fixtures	7 years
Office equipment	7 years
Computers	3 years

Leasehold improvements are amortized over the remaining term of the lease utilizing the straight –line method.

2. OTHER INVESTMENTS

The Company often receives as part of its compensation options and warrants to purchase the stock of its clients at a predetermined price as stipulated in the respective agreement. The Company has written down to zero any stock it has received as compensation for services, as these shares are restricted. The options and warrants are also deemed to have no value. Realized and unrealized gains or losses are recorded in the statement of operations.

3. FIXED ASSETS

The Company's fixed assets consist of the following:

	Cost	Accumulated Depreciation	Book Value
Office furniture & equipment	$39,466	$1,409	$38,057
Computer equipment	33,819	3,652	30,167
Leasehold improvements	15,803	1,580	14,223
Totals	$89,088	$6,641	$82,447

4. RELATED PARTY TRANSACTIONS

During 2003, the Company paid $350,000 in fees to its sole shareholder for management and other services. At year end there were no inter-company receivables or payables. The Company shares its facilities with non-related parties. (See note 7)

SUPPLEMENTAL MATERIAL

ROCKWOOD, INC.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3

MARCH 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.